CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: “Independent Technical Report 2016 Resources and Reserves Update Bisha Mine, Eritrea” prepared for Nevsun Resources Ltd. dated 09 August, 2017 with effective date December 31, 2016 (the “Technical Report”).

I,	Philip Edward Jankowski, MAusIMM (CP), do hereby certify that:

1	I am the Chief Resource Geologist with the firm of the Bisha Mining Share Company with an office at 61, Mariam Gimby, Asmara, Eritrea.

2	I am a graduate of the Australian National University with a Bachelor of Science degree in Geology in 1986 and a Graduate Diploma in Geology in 1988; and a graduate from the University of Western Australia with a Master of Science degree in Geology in 2000. I am a Member of the Australasian Institute of Mining and Metallurgy and a Chartered Professional (Geology). I have 29 years’ mining industry experience, including resource estimation, consulting, open pit and underground mine geology, and exploration roles in a wide range of metallic deposits.

3	I am registered as a Member (Competent Person) of The Australasian Institute of Mining and Metallurgy (AusIMM, #111081).

4	I have been employed full-time at the Bisha property from 24 May 2015 to the present time

5	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43 101F1.

6	As a qualified person, I am not independent of the issuer as defined in Section 1.5 of National Instrument 43-101.

7	I accept professional responsibility for sections 3, 4, 5, 6, 7, 8, 9, 10, 11, 13, 22, as well as relevant sections described in Executive Summary, Sections 24 and 25 of this technical report.

8	I have been involved with the Bisha property for the past two years in my role as Chief Resource Geologist of Bisha Mining Share Company.

9	As of the date of this certificate, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

10	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form

Dated 09 August, 2017 at East Fremantle, WA Australia.

“Philip Jankowski” Philip Edward Jankowski, MAusIMM (CP) Chief Resource Geologist Bisha Mining Share Company